UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On June 29, 2011, Telvent GIT, S.A. amended and restated its articles of association to: (i) allow shareholders’ meetings to be held in several locations by videoconference, (ii) allow distance voting in advance by shareholders, (iii) allow meetings of the Board of Directors to be held simultaneously in several locations, (iv) allow the Board of Directors to act by written consent without a meeting, and (v) increase the size of the Audit Committee from three to four non-executive directors.

A copy of the Amended and Restated Articles of Association is furnished hereto as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: July 13, 2011

Exhibit Index

The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

1	Amended and Restated Articles of Association of the Spanish Corporation Telvent GIT, S.A. (English translation).